FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Commencement of Tender Offer for Shares of Tsubaki Nakashima Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 22, 2007	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Announces Commencement of Tender Offer for Shares of

Tsubaki Nakashima Co., Ltd.

Tokyo, January 22, 2007—Nomura Principal Finance Co., Ltd. (“NPF”), a wholly owned subsidiary of Nomura Holdings, Inc. (“NHI”), today announced that it resolved at a meeting of the Board of Directors held on January 22, 2007, to acquire the common stock and the share acquisition rights of Tsubaki Nakashima Co., Ltd. (the “Target Company”) through a tender offer (the “Tender Offer”) via TNN Investment Co., Ltd. (the “Tender Offeror”), a wholly owned subsidiary of NPF. In connection with such resolution, we would like to provide notice of the following.

1. Purpose of Tender Offer

(1) Outline of Tender Offer

The Tender Offeror is a Japanese company with all of its outstanding shares held by NPF, a wholly owned subsidiary of NHI. NPF was established in July 2000 in order to engage in investment activities for companies in Japan.

The Tender Offeror plans to conduct the Tender Offer in order to acquire all of the outstanding shares of the Target Company (excluding treasury shares held by the Target Company) and all of the stock acquisition rights granted by the Target Company. (It is possible, however, that the Series 1 through Series 3 Stock Acquisition Rights of the Target Company may be exercised prior to the last day of the Tender Offer Period. In such event, shares of the Target Company which will be issued or transferred upon such exercise of the stock acquisition rights shall also be subject to the Tender Offer.)

(2) Background and reasons for Tender Offer and management policies after Tender Offer

(Background of decision to conduct Tender Offer to effect Management-Employee Buyout)

Since its establishment in 1939, based on its leading ball bearing manufacturing technologies, the Target Company has developed the capability to consistently and cost-effectively manufacture high-precision ball bearings in large quantities. The Target Company has also established its customer base with a focus on Japanese and overseas ball bearing manufacturers. However, in the light of increasing globalization of the economy, automobile manufacturers (the main end-users of the Target Company’s products) have been promoting strategies to integrate the production of automobile parts in emerging Asian countries for products to be sold in the U.S. and Europe. Accordingly, ball bearing manufacturers (the Target Company’s customers) have also been rapidly transferring their production to emerging Asian countries.

Furthermore, in those countries, manufacturers with the capability to produce at low-cost are increasing in number, and competition among such manufacturers has become severe. In this rapidly changing management environment, in order for the Target Company to enhance its corporate value on a mid- to long-term basis going forward, the Target Company needs not only to make the overall management more efficient, but also to restructure its existing production and sales systems in the U.S. and Europe and to establish new production and sales systems in emerging Asian countries.

In addition, while some of the Target Company’s competitors are designing their growth strategy by affiliating themselves with major ball bearing manufacturers, the Target Company, as an independent manufacturer, must urgently review its growth strategy, implement fundamental organizational reforms and invest in new areas of growth. The management and employees of the Target Company should be united in their efforts to undertake such measures. Nevertheless, undertaking such progressive measures may not necessarily contribute to improving the Target Company’s short-term business results. Accordingly, in order for the Target Company to develop corporate traits that enable the Target Company to sustain its further growth in the rapidly changing management environment described above without being affected by fluctuations in its short-term business results, Mr. Takanori Kondo, the President and a Director of the Target Company (“Mr. Kondo”), determined that it is necessary to take the Target Company private. Mr. Kondo determined that, under these circumstances, a management-employee buyout (MEBO)1 would be the best method for creating a core stable shareholder structure, which can support the foregoing management objectives on a mid- to long-term basis, while ensuring that the management and employees of the Target Company will be united in developing its business operations under such shareholder structure.

(Material agreements between the Tender Offeror and Mr. Kondo)

Based on thorough consideration of Mr. Kondo’s proposal, NPF, the parent company of the Tender Offeror, concluded that a MEBO to take the Target Company private is the most appropriate strategy to improve the Target Company’s corporate value on a mid- to long-term basis. NPF considered that this method would facilitate the Target Company’s prompt management decision-making and maneuverable business operations, unify the Target Company’s management and employees in their efforts to improve the Target Company’s corporate value and bring out the best of NPF’s experiences in investing in corporations.

Accordingly, NPF decided to implement the Tender Offer, and NPF and Mr. Kondo entered into a management-employee buyout agreement (the “MEBO Agreement”) on January 22, 2007.

[1]	Management-employee buyout” (MEBO) generally means a transaction in which the management and employees of the target company, jointly with financial investors, purchase shares and other securities of the target company.

(The MEBO Agreement)

The MEBO Agreement contains the terms described below.

First, Mr. Kondo (holding approximately 0.22% of the outstanding shares of the Target Company) agreed to tender in the Tender Offer all of the shares he holds in the Target Company. Subsequently, if the Tender Offer is successful, Mr. Kondo plans to invest in the Tender Offeror. Furthermore, based on the MEBO Agreement, the Tender Offeror plans to request other members of management (as designated by Mr. Kondo) and employees of the Target Company to invest in the Tender Offeror.

With respect to the management structure of the Target Company after the completion of the Tender Offer, it is planned that: (a) Mr. Kondo shall continue to serve as the President and as a Director of the Target Company; (b) NPF, as the parent company of the Tender Offeror, shall appoint candidates for one director and one statutory auditor of the Target Company after the Tender Offer; and (c) Mr. Kondo shall appoint candidates for the remaining directors and statutory auditors of the Target Company. NPF intends to contribute to improvements in the Target Company’s corporate value going forward by utilizing, to the maximum extent, all types of resources available to the Nomura Group (including NPF) including, for example, through the appointment of the officers as described above. NPF also plans to contribute in facilitating, together with the Target Company’s management and employees, an increased focus on the Target Company’s core business based on, for example, (a) corporate reforms; (b) restructuring of production and sales systems; (c) reforms to profit and organizational structures with a view to investing in new areas of growth; and (d) sales of assets that are not deemed essential for the Target Company’s business.

Furthermore, the MEBO Agreement provides that the Tender Offeror plans to obtain a loan in the maximum amount of 75 billion yen from Nomura Capital Investment Co., Ltd. (the “Acquisition Loan”) for the purpose of purchasing the Target Company’s shares pursuant to the Tender Offer. After the Target Company becomes a wholly owned subsidiary of the Tender Offeror, the Target Company and its subsidiaries will become joint guarantors of the Acquisition Loan, and certain of the assets of the Target Company and its subsidiaries will become collateral for the Acquisition Loan. Furthermore, after the Target Company becomes a wholly owned subsidiary of the Tender Offeror, the Target Company will sell its assets that are not deemed essential for the Target Company’s business, and the proceeds from such sales will be used to repay the Acquisition Loan.

(Measures for avoiding conflicts of interest)

The Board of Directors of the Target Company resolved, at a meeting held on January 22, 2007, to announce its approval of the Tender Offer. The Board of Directors of the Target Company obtained a valuation report of the Target Company’s stock and an opinion evaluating the fairness of the Tender Offer consideration, which were prepared by an independent third party appraiser, and an opinion from its legal counsel. The Board of Directors relied on an opinion from the external auditors and referred to such report and opinions described above in connection with approving the Tender Offer. Mr. Kondo did not participate in the resolutions of the Board of Directors described above because of potential conflicts of interest in respect of such matters. In addition, the Board of Directors of the Target Company has resolved, at a meeting held on the same date, that, regardless of the success or failure of the Tender Offer, the year-end dividend to be paid to shareholders or registered pledgees of shares listed or recorded on the registry of shareholders as of March 31, 2007 shall not be distributed, and that its shareholder special benefit plan shall be abolished. Mr. Kondo did not participate in the resolutions of the Board of Directors described above because of potential conflicts of interest in respect of such matters.

(3) Policies on organizational restructuring after Tender Offer

(Post-Tender Offer Plans)

If the Tender Offer is successful, the Tender Offeror plans to acquire, with its own funds and the Acquisition Loan, at least two-thirds of all of the outstanding shares of the Target Company (excluding treasury shares held by the Target Company). If the Tender Offeror fails to acquire all of the outstanding shares of the Target Company (excluding treasury shares held by the Target Company) through the Tender Offer, the Tender Offeror plans to implement, after the completion of the Tender Offer, an exchange of shares (kabushiki kokan) (the “Exchange of Shares”) making the Tender Offeror the parent company and the Target Company its wholly owned subsidiary and to merge with the Target Company thereafter with a view to facilitating more efficient and maneuverable management reforms. The ratio of the Exchange of Shares will be calculated based on a comparison of the values of shares of the Tender Offeror and the Target Company after the Tender Offer. In the Exchange of Shares, the number of shares of the Tender Offeror to be provided to each shareholder of the Target Company who did not tender their shares in the Tender Offer (the “Remaining Shareholders”) is planned to be a fractional number constituting less than one share.

As a result, in the Exchange of Shares, the Tender Offeror contemplates providing the Remaining Shareholders, in accordance with applicable laws and regulations, an amount of cash determined by converting the number of shares of the Tender Offeror attributable to each of the Remaining Shareholders into a fractional number and applying the ratio of the fractional shares held by each of the Remaining Shareholders to the aggregate amount of cash that would be obtained from the sale of the total number of fractional shares. Although the amount of cash to be received by the Remaining Shareholders is expected to be based on the purchase price of the Tender Offer, such amount of cash could potentially be different from the purchase price of the Tender Offer. Upon the Exchange of Shares, shareholders of the Target Company, which will become a wholly owned subsidiary, may exercise appraisal rights to require the Target Company to purchase their shares pursuant to legal and regulatory procedures. In this case, the purchase price per share may be different from (a) the purchase price of the Tender Offer and (b) the amount of cash per share of the Target Company provided in the Exchange of Shares. Regarding the tax treatment of the Tender Offer, the provision of cash through the Exchange of Shares and exercise of appraisal rights in respect of the Exchange of Shares, please consult your tax advisor.

(Possible Changes to Post-Tender Offer Plans)

The Tender Offeror may adopt a different transaction structure having the same effect as the Exchange of Shares, based on: (a) the number of shares tendered in the Tender Offer; (b) any changes to laws, taxes or regulatory frameworks applicable to the Exchange of Shares, or any interpretation by the relevant authorities thereof; and (c) any change of circumstances relating to the ownership percentage ratio of the Target Company’s shares held by the Tender Offeror after the Tender Offer and the ownership status of the Target Company’s shares held by other shareholders of the Target Company. In any event, while the Tender Offeror may adopt a different method due to the reasons described above, the Tender Offeror currently plans to adopt a transaction structure in which the Tender Offeror shall ultimately provide cash to the shareholders of the Target Company. As of the date of the Tender Offer Explanatory Statement, the Tender Offeror does not have any specific transaction structure to adopt in lieu of the Exchange of Shares.

Upon the successful completion of the Tender Offer, the Tender Offeror plans to convene an extra-ordinary meeting of shareholders on a date subsequent to the settlement date of the Tender Offer to vote on the following proposals: (a) to change the Target Company into a Corporation Issuing Class Shares, or “Shurui-kabushiki Hakkou Gaisha” (as defined in the Company Law of Japan (the “Company Law”)); (b) to change all of the common shares issued by the Target Company into Fully Acquirable Class Shares, or “Zenbu-shutoku-joko-tsuki Kabushiki” (as defined in the Company Law); and (c) to issue new shares in exchange for the acquisition of all of the issued and outstanding Fully Acquirable Class Shares. In the event each of the steps referred to above is implemented, all common shares issued by the Target Company will be acquired by the Target Company after being converted into Fully Acquirable Class Shares, and the shareholders of the Target Company will, in exchange, receive newly issued shares of the Target Company as consideration. The shareholders of the Target Company who are entitled to receive fractional shares consisting of less than one share, however, will receive cash obtained through the sale of the aggregate number of such fractional shares. Although the proceeds from the sale of such aggregate number of fractional shares is planned to be calculated based on the purchase price of the Tender Offer, the amount of such monetary proceeds may actually differ from the purchase price of the Tender Offer. The number of shares to be delivered in exchange for the Fully Acquirable Class Shares will be determined so that the number of shares to be received by holders of the Target Company shares (other than those owned by the Tender Offeror) who do not accept the Tender Offer will be less than one, thereby resulting in the Target Company becoming wholly owned by the Tender Offeror.

(Untendered Stock Acquisition Rights)

In connection with stock acquisition rights of the Target Company, if the Tender Offer is successful but the Tender Offeror fails to acquire all of the stock acquisition rights of the Target Company, in order to make the Target Company a wholly owned subsidiary of the Tender Offeror, the Tender Offeror plans to acquire all such stock acquisition rights (for example by acquiring pursuant to the repurchase provisions provided for in the issuance guidelines) and thereby extinguish all such stock acquisition rights.

(Possible delisting of the Company’s shares)

The Tender Offeror plans to make the Target Company its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures. Therefore, the Tender Offeror has not limited the maximum number of shares which the Tender Offeror will purchase pursuant to the Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of the Target Company may be delisted through specified procedures pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange.

In addition, if the Exchange of Shares making the Tender Offeror the parent company and the Target Company its wholly owned subsidiary is implemented after the Tender Offer, the shares of the Target Company will be delisted. After the delisting, the shares of the Target Company will not be able to be traded on the Tokyo Stock Exchange and the Osaka Securities Exchange.

2. Outline of Tender Offer and Others Matters

(1) Outline of Target Company

(a) Trade name	Tsubaki Nakashima Co., Ltd.

(b) Main business	Manufacture and sales of precision ball bearings, precision processing ball bearings, media ball bearings, sending screws, linear guideways, positioning tables, ventilators, and general industrial machinery

(c) Date of incorporation	January 26, 1939

(d) Address of head office	19 Shakudo, Katsuragi-shi, Nara

(e) Name and title of representative	Takanori Kondo, President and a Director

(f) Amount of share capital	¥8,443 million (as of January 22, 2007)
	(as of September 30, 2006)
(g) Composition of major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	9.83%
	The Master Trust Bank of Japan Ltd.	8.73%
	Taiyo Life Insurance Company	6.40%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.66%
	Nippon Life Insurance Company	4.27%
	The Bank of New York Europe Limited Luxembourg 131800 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	3.49%
	Tsubakimoto Chain Co.	3.38%
	JPMCB Omnibus US Pension Treaty JASDEQ 380052 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	3.29%
	JTEKT Corporation	3.03%
	Takatoshi Kondo	2.65%

(h) Relationship between the Tender Offeror and the Target Company	Capital relationship	The Tender Offeror holds 100 shares of the Target Company.
	Personnel relationship	N/A
	Transaction relationship	N/A
	Status of relationships with related parties	N/A

(2)	Duration of Tender Offer

a.	Duration at time of filing of registration statement

From Tuesday, January 23, 2007, through Wednesday, February 21, 2007 (21 business days)

b.	Possible extension of Tender Offer Period based on Target Company’s request

If the Target Company submits an opinion report requesting an extension of the Tender Offer Period pursuant to Article 27-10, Paragraph 3 of the Law, the duration of Tender Offer shall be 30 business days and the Tender Offer Period shall be extended to Tuesday, March 6, 2007.

(3)	Tender Offer Price

Share Certificates                           2,100 yen per share

Series 1 Stock Acquisition Rights 1 yen per right

Series 2 Stock Acquisition Rights 1 yen per right

Series 3 Stock Acquisition Rights 1 yen per right

Series 4 Stock Acquisition Rights 1 yen per right

(4)	Basis for Calculation of Purchase Price

a.	Basis of Calculation

(i) Common Stock

NPF, the parent company of the Tender Offeror, and Mr. Kondo, the President and a Director of the Target Company, have discussed issues relating to the management and future opportunities of the Target Company.

As a result, the parties concluded that a MEBO is the best strategy to improve the Target Company’s corporate value on a mid- to long-term basis, and NPF and Mr. Kondo, the President and a Director of the Target Company, entered into the memorandum of understanding to consider details regarding the MEBO.

The Tender Offeror reviewed the historical market prices of the Target Company’s common stock and calculated that the average closing price (rounded to the nearest yen) of the Target Company’s common stock on the Tokyo Stock Exchange during the three-month period ended on January 19, 2007, was 1,751 yen.

In determining the corporate value of the Target Company, in addition to considering the historical market prices of the Target Company’s common stock, the Tender Offeror considered various factors such as the financial condition of the Target Company, including the Target Company’s consolidated net assets of 65,204 million yen (at the fiscal year ended March 31, 2006), current fiscal year net income of 3,600 million yen (as forecasted for the fiscal year ending March 31, 2007, which the Target Company announced on November 20, 2006) and consolidated EBITDA of 7,299 million yen, which was calculated by adding depreciation costs (at the fiscal year ended March 31, 2006) to the Target Company’s operating income (as forecasted for the fiscal year ending March 31, 2007, which the Target Company announced on November 20, 2006). Accordingly, the Tender Offeror decided, at the extra-ordinary meeting of shareholders held on January 22, 2007, that the purchase price per share of the Tender Offer will be 2,100 yen.

The purchase price per share of the Tender Offer represents a premium of approximately 20% to the average closing price of 1,751 yen (rounded to the nearest yen) of the Target Company’s common stock on the Tokyo Stock Exchange during the three months prior to January 19, 2007.

(Note)	Figures in the 104th Annual Securities Report, which was submitted by the Target Company on June 30, 2006, are used for financial data for the fiscal year ended March 31, 2006. Forecasted figures, which the Target Company announced on November 20, 2006, were used for financial data for the fiscal year ending March 31, 2007.

(ii) Stock Acquisition Rights

As of January 19, 2007, the exercise price per share of the Series 1 Stock Acquisition Rights is 746 yen, which is 1,354 yen lower than the 2,100 yen purchase price per share of common stock for the Tender Offer.

As of January 19, 2007, the exercise price per share of the Series 2 Stock Acquisition Rights is 1,422 yen, which is 678 yen lower than the 2,100 yen purchase price per share of common stock for the Tender Offer.

As of January 19, 2007, the exercise price per share of the Series 3 Stock Acquisition Rights is 1,394 yen, which is 706 yen lower than the 2,100 yen purchase price per share of common stock for the Tender Offer.

As of January 19, 2007, the exercise price per share of the Series 4 Stock Acquisition Rights is 2,463 yen, which is 363 yen higher than the 2,100 yen purchase price per share of common stock for the Tender Offer (however, the Series 4 Stock Acquisition Rights may be exercised only from July 1, 2007, through June 30, 2011; accordingly the holders of the Series 4 Stock Acquisition Rights cannot exercise their rights on January 19, 2007.)

Each of the stock acquisition rights was granted in connection with a stock option and shall be treated in accordance with certain conditions in relation to the exercise of such stock acquisition rights. Such conditions include: (i) if officers or employees of the Target Company or its subsidiaries who are granted stock acquisition rights voluntarily leave the Target Company or its subsidiaries or otherwise lose their positions, such officers may not exercise their stock acquisition rights and (ii) the stock acquisition rights may not be pledged or disposed.

Accordingly, it is understood that, even if the Tender Offeror purchases the stock acquisition rights through the Tender Offer, the exercise of such rights by the Tender Offeror may not be possible. Accordingly, the Tender Offeror has determined the foregoing purchase prices for the stock acquisition rights.

b.	Background of Calculation

Since mid-November 2006, NPF, the parent company of the Tender Offeror, and Mr. Kondo, the President and a Director of the Target Company, have discussed issues relating to the Target Company’s management and analyzed management opportunities of the Target Company.

As a result of comparing various potential choices available to the Target Company, the parties concluded that a MEBO is the best strategy to improve the Target Company’s corporate value on a mid- to long-term basis, and Nomura Principal Finance, the parent company of the Tender Offeror, and Mr. Kondo, the President and a Director of the Target Company, entered into the memorandum of understanding to consider details of the MEBO on November 22, 2006.

The Tender Offeror reviewed the historical market prices of the Target Company’s common stock and calculated that the average closing price (rounded to the nearest yen) of the Target Company’s common stock on the Tokyo Stock Exchange during the three-month period ended on January 19, 2007 was 1,751 yen.

In determining the corporate value of the Target Company, in addition to considering the historical market prices of the Target Company’s common stock, the Tender Offeror considered various factors such as financial condition of the Target Company, including the Target Company’s consolidated net assets of 65,204 million yen (at the fiscal year ended March 31, 2006), current fiscal year net income of 3,600 million yen (as forecasted for the fiscal year ending March 31, 2007, which the Target Company announced on November 20, 2006) and consolidated EBITDA of 7,299 million yen, which was calculated by adding the depreciation cost (at the fiscal year ended March 31, 2006) to the Target Company’s operating income (as forecasted for the fiscal year ending March 31, 2007, which the Target Company announced on November 20, 2006). Accordingly, the Tender Offeror decided, at the extra-ordinary meeting of its shareholders held on January 22, 2007, that the purchase price per share of the Tender Offer will be 2,100 yen.

The Board of Directors of the Target Company resolved, at a meeting held on January 22, 2007, to announce its approval of the Tender Offer. The Board of Directors of the Target Company obtained a valuation report of the Target Company’s stock and an opinion evaluating the fairness of the Tender Offer consideration, which were prepared by an independent third party appraiser, and an opinion from its legal counsel. The Board of Directors of the Target Company referred to such report and opinions described above in connection with approving the Tender Offer. Mr. Kondo did not participate in the resolutions of the Board of Directors described above because of potential conflicts of interest in respect of such matters.

c.	Relationship with the Appraiser

N/A

(5)	Numbers of Share Certificates and Other Securities to Be Purchased in the Tender Offer and Related Matters

Type of Shares	Number of Shares to be Purchased	Number of Shares to be Over-Purchased
Share Certificate	32,594,861	—
Certificate of stock Acquisition Rights	871,666	—
Certificate of Bond with Stock Acquisition Rights	—	—
Deposit Receipt for Share Certificates and Other Securities	—	—
Total	33,466,527	—

(Note 1)	If the total number of tendered shares is less than the “number of shares to be purchased” (33,466,527 shares, the “Number of Shares to be Purchased”), none of the tendered shares will be purchased by the Tender Offeror. If the total number of tendered shares is equal to or greater than the Number of Shares to be Purchased, all of the tendered shares will be purchased by the Tender Offeror.

(Note 2)	There is no plan to acquire treasury shares held by the Target Company through the Tender Offer.

(Note 3)	Shares constituting less than a whole unit shall also be subject to purchase through the Tender Offer. To apply, it is necessary to submit the relevant share certificates (unless such share certificates are kept in custody by the Japan Securities Depository Center, Inc. (the “JSDC”)) to the Tender Offer Agent. The Target Company may purchase its own shares during the Tender Offer Period from any shareholder who exercises the rights under the Japanese Company Law to require the Target Company to purchase shares constituting less than a whole unit.

(Note 4)	It is possible that the Series 1 through Series 3 Stock Acquisition Rights of the Target Company may be exercised prior to the last day of the Tender Offer Period. In such event, shares of the Target Company which will be issued or transferred upon such exercise of stock acquisition rights shall also be subject to the Tender Offer.

(Note 5)	Based on the issuance guidelines for each series of stock acquisition rights as described in the 105th Semi-Annual Securities Report which the Target Company submitted to the Kanto Local Finance Bureau on December 22, 2006, each of the (i) 85 Series 1 Stock Acquisition Rights, (ii) 568 Series 2 Stock Acquisition Rights, (iii) 935 Series 3 Stock Acquisition Rights and (iv) 1,027 Series 4 Stock Acquisition Rights that has not been exercised as of November 30, 2006, is convertible into 500 shares of the Target Company’s common stock.

(Note 6)	The maximum number of shares of the Target Company (on an as exercised basis) which the Tender Offeror will acquire through the Tender Offer will be 50,199,791 shares. Such number is calculated by adding the maximum number (1,307,500 shares) of the shares of the Target Company that may be issued or transferred upon exercise of the Series 1 through Series 4 Stock Acquisition Rights (including the shares of the Target Company issued or transferred upon exercise of stock acquisition rights after October 1, 2006, and before the submission date of the Tender Offer Registration Statement) to all of the outstanding shares of the Target Company (50,568,283 shares) as of September 30, 2006 (as described in the 105th Semi-Annual Securities Report which the Target Company submitted to the Kanto Local Finance Bureau on December 22, 2006), excluding 100 shares held by the Tender Offeror as well as treasury shares (1,675,892 shares) effectively held by the Target Company.

(6)	Change in Ownership Percentage of Share Certificates and Other Securities as a Result of the Tender Offer

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Tender Offeror before Tender Offer	1	(Ownership Percentage of Share Certificates and Other Securities before Tender Offer: 00.00%)

Minimum Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased	334,665	(Ownership Percentage of Share Certificates and Other Securities after Tender Offer: 67.25%)

Total Number of Voting Rights of Shareholders of Target Company	487,788

(Note 1)	“The Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased” is the number of voting rights with respect to the Number of Shares to be Purchased for the Tender Offer.

(Note 2)	“The Total Number of Voting Rights of Shareholders of the Target Company” represents the number of voting rights of all of the shareholders (a whole unit of the shares being 100 shares) as of September 30, 2006, as described in the 105th Semi-Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on December 22, 2006.

(Note 3)	Because shares constituting less than a whole unit and the stock acquisition rights of the Target Company are also subject to the Tender Offer, for the purpose of calculating the “Ownership Percentage of Shares Certificates and Other Securities after Tender Offer,” the “Total Number of Voting Rights of Shareholders of the Target Company” is calculated to be 497,639 units. This number is calculated by adding 53,911 shares constituting less than a whole unit (excluding treasury shares held by the Target Company), 58,600 mutually-held shares (excluding treasury shares), 1,000 shares which are listed on the shareholders registry under the name of the Target Company but are not effectively held by the Target Company and 9,851 units of voting rights relating to the number of shares to be converted from stock acquisition rights pursuant to the issuance guidelines for each series of stock acquisition rights to 487,788 voting rights of the Target Company held by the shareholders described in the 105th Semi-Annual Securities Report of the Target Company.

(Note 4)	“Ownership Percentage of Share Certificates and Other Securities before Tender Offer” and “Ownership Percentage of Share Certificates and Other Securities after Tender Offer” are rounded to the nearest hundredth.

(7)	Aggregate Tender Offer Price

70,280 million yen

(Note 1)	“Aggregate Tender Offer Price” above indicates an estimated amount, assuming that the Tender Offeror purchases the Number of Shares to be Purchased (33,466,527 shares) at the purchase price per share of 2,100 yen.

(8)	Method of Settlement

a.	Name and Location of Head Office of Securities Company or Financial Institution, etc. in Charge of Settlement

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Commencement Date of Settlement

Friday, March 2, 2007

(Note)	If the Target Company submits an opinion report requesting an extension of the Tender Offer Period pursuant to Article 27-10, Paragraph 3 of the Law, the commencement date of settlement will be Thursday, March 15, 2007.

c.	Method of Settlement

A notice of purchase will be mailed to the address of the applying shareholder (the “Applying Shareholder”) (or the standing proxy in the case of Non-Japanese Shareholders) without delay after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with the shareholder’s instructions, remit the purchase price for share certificates or certificates of the stock acquisition rights without delay after the commencement date of settlement to the account designated by the Applying Shareholder (or the standing proxy in the case of Non-Japanese Shareholders) or pay at the head office or branch offices of the Tender Offer Agent.

d.	Method to return Share Certificates and Other Securities

In the event that all or any portion of the shares or stock acquisition rights for which a tender application has been presented are not purchased under the terms mentioned in “(a) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law” and “(b) Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.” of “(9). Other Conditions and Methods of Purchase, etc”, the share certificates or the certificates of the stock acquisition rights required to be returned will be returned to the Applying Shareholders pursuant to the shareholders’ instruction immediately after Wednesday, February 28, 2007, (or the date of withdrawal if the Tender Offer is withdrawn) either by (i) delivering such share certificates or certificates of stock acquisition rights to the Applying Shareholders, or mailing them to the address of the Applying Shareholders (or the standing proxy in case of the Non-Japanese shareholders) or (ii) in cases where the share certificates or other securities of the tendered shares on other securities are kept in custody by the Tender Offer Agent (or the JSDC through the Tender Offer Agent), returning the share certificates to the same condition of custody as at the time of application.

(9)	Other Conditions and Methods of Purchase, etc.

a.	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law

If the total number of tendered shares and other securities is less than the Number of Shares to be Purchased (33,466,527 shares), none of the tendered shares or other securities will be purchased by the Tender Offeror. If the total number of tendered shares and other securities is equal to or greater than the Number of Shares to be Purchased (33,466,527 shares), all of the tendered shares and other securities will be purchased by the Tender Offeror.

b.	Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9 and Items 1.12 through 1.18, Item 2, Items 3.1 through 3.8, Item 5 as well as Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw its offer. Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice through electronic disclosure as well as in The Nihon Keizai Shimbun; provided, however, if it is deemed difficult to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the TOB Order and forthwith give public notice.

c.	Conditions of Reduction of Purchase Price, etc., Details thereof and Method of Disclosure of Reduction, etc.

Pursuant to Article 27-6, Paragraph 1, Section 1 of the Law, if the Target Company takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order, the Tender Offeror may reduce the purchase price of the Tender Offer in accordance with the methods provided in Article 19, Paragraph 1 of the TOB Order. Should the Tender Offeror intend to reduce the purchase price of the Tender Offer, it will give notice through electronic disclosure as well as in The Nihon Keizai Shimbun; provided, however, if it is impracticable to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the TOB Order and forthwith give notice. If any of the purchase conditions or other terms is changed, the Tender Offeror will purchase any shares or other securities tendered prior to the announcement of such change under the purchase conditions as changed.

d.	Matters Concerning Applying Shareholders’ Right of Cancellation of Application

An Applying Shareholder may cancel an application for the Tender Offer at any time during the Tender Offer Period. In the case of such cancellation, the Applying Shareholders must deliver or mail a document requesting the cancellation of the application for the Tender Offer (“Document of Cancellation”), attaching the Receipt of Application for the Tender Offer to the head office or a branch office in Japan of Tender Offer Agent, by 15:30 on the last day of the Tender Offer Period. When mailing the documents, the cancellation of the acceptance of the Tender Offer will not be effective unless the Document of Cancellation is delivered by 15:30 on the last day of the Tender Offer Period.

No compensation for damages or penalty payment will be made to any Applying Shareholder by the Tender Offeror, even if the application by the Applying Shareholder is canceled. The cost of returning the share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

e.	Method of Disclosure if the Conditions or other Terms of Tender Offer are Changed

Should any terms or conditions of the Tender Offer be changed, the Tender Offeror will give public notice thereof through electronic disclosure as well as in The Nihon Keizai Shimbun; provided, however, that if it is deemed difficult to make such notice within the Tender Offer Period, the Tender Offeror will make a public announcement in accordance with Article 20 of the TOB Order, and forthwith give public notice. The purchase of the shares applied for prior to such public notice will also be made in accordance with the terms and conditions as changed.

f.	Method of Disclosure if Amendment Statement is Submitted

If an amendment statement is submitted to the Director of the Kanto Local Finance Bureau, the Tender Offeror will forthwith make a public announcement of the contents thereof to the extent relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the TOB Order. The Tender Offeror will also forthwith amend the Tender Offer Explanatory Statement and provide the amended tender offer explanatory statement to the Applying Shareholders who have received the previous explanatory statement. If the amendments are limited in extent, however, the Tender Offeror may, instead of providing an amended tender offer explanatory statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the details thereof to the Applying Shareholders.

g.	Method of Disclosure of Results of Tender Offer

The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order on the day following the last day of the Tender Offer Period.

(10)	Date of Public Notification

Tuesday, January 23, 2007

(11)	TOB Agent

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

3. Other Matters

(1) Agreements between Tender Offeror and Target Company or its Directors and Officers

NPF, the parent company of the Tender Offeror, and Mr. Kondo, the President and a Director of the Target Company, entered into the MEBO Agreement on January 22, 2007, with respect to: (a) Mr. Kondo’s tendering of all of the shares he holds in the Target Company in the Tender Offer; (b) the Target Company’s organizational reforms planned to be implemented following the Tender Offer; and (c) the Target Company’s business operations and the handling of capital stock following the Tender Offer. The principal terms of the MEBO Agreement are described below:

1)	If the Tender Offer is successful, Mr. Kondo shall invest in the Tender Offeror an amount reflecting an aggregate purchase price of not less than ¥10 million, at a purchase price per share equal to, in principle, the amount which is calculated by dividing the aggregate amount that NPF invested in the Tender Offeror until Mr. Kondo’s first investment in the Tender Offeror, by the number of shares of the Tender Offeror which NPF holds at that time.

2)	Mr. Kondo shall be restricted from transferring the shares of the Tender Offeror which he may acquire pursuant to paragraph 1) above and, if Mr. Kondo loses his position as a Director of the Target Company, the shares held by him may be transferred to NPF at the book value of net assets at that time.

3)	With respect to the officers of the Target Company, NPF shall appoint candidates for one director and one statutory auditor of the Target Company after the Tender Offer, and Mr. Kondo shall appoint candidates for the remaining directors and statutory auditors of the Target Company. Furthermore, in principle, Mr. Kondo shall continue to serve as the President and as a Director of the Target Company following the Tender Offer.

4)	Certain significant matters with respect to the governance of the Target Company and its group companies will require the prior approval of NPF.

5)	After the Target Company becomes a wholly owned subsidiary of the Tender Offeror, the Target Company and its subsidiaries shall become joint guarantors of the Acquisition Loan, and certain assets of the Target Company and its subsidiaries will become collateral for the Acquisition Loan. Furthermore, after the Target Company becomes a wholly owned subsidiary of the Tender Offeror, the Target Company shall sell its assets that are not deemed essential for the Target Company’s business, and the proceeds from such sales will be used to repay the Acquisition Loan.

6)	With respect to the shares held by NPF, NPF may transfer the shares it holds in the Tender Offeror or the Target Company to a third party in certain cases, including where it is foreseeable that the Target Company’s business results may not meet certain standards. In such cases, the management of the Target Company, including Mr. Kondo, shall have the preemptive right to purchase such shares and the right to jointly sell their shares with those being sold by NPF.

Since its establishment in 1939, based on its leading ball bearing manufacturing technologies, the Target Company has developed the capability to consistently and cost-effectively manufacture high-precision ball bearings in large quantities. The Target Company has also established its customer base with a focus on Japanese and overseas ball bearing manufacturers. However, in the light of increasing globalization of the economy, automobile manufacturers (the main end-users of the Target Company’s products) have been promoting strategies to integrate the production of automobile parts in emerging Asian countries for products to be sold in the U.S. and Europe. Accordingly, ball bearing manufacturers (the Target Company’s customers) have also been rapidly transferring their production to emerging Asian countries.

Furthermore, in those countries, manufacturers with the capability to produce at low-cost are increasing in number, and competition among such manufacturers has become severe. In this rapidly changing management environment, in order for the Target Company to enhance its corporate value on a mid- to long-term basis going forward, the Target Company needs not only to make the overall management more efficient, but also to restructure its existing production and sales systems in the U.S. and Europe and to establish new production and sales systems in emerging Asian countries.

In addition, while some of the Target Company’s competitors are designing their growth strategy by affiliating themselves with major bearing manufacturers, the Target Company, as an independent manufacturer, must urgently review its growth strategy, implement fundamental organizational reforms and strengthen its investment capabilities in new areas of growth. The management and employees of the Target Company should be united in their efforts to undertake such measures.

Nevertheless, undertaking such progressive measures may not necessarily contribute to improving the Target Company’s short-term business results. Accordingly, in order for the Target Company to develop corporate traits that enable the Target Company to sustain its further growth in the rapidly changing management environment described above without being affected by fluctuations in its short-term business results, Mr. Kondo, the President and a Director of the Target Company, determined that it is necessary to take the Target Company private. Mr. Kondo determined that, under these circumstances, a MEBO would be the best method for creating a core stable shareholder structure, which can support the foregoing management objectives on a mid- to long-term basis, while ensuring that the management and employees of the Target Company will be united in developing its business operations under such shareholder structure.

Based on thorough consideration of Mr. Kondo’s proposal, NPF, the parent company of the Tender Offeror, concluded that a MEBO to take the Target Company private is most appropriate strategy to improve the Target Company’s corporate value on a mid- to long-term basis. The Tender Offeror considered that this method would facilitate the Target Company’s prompt management decision-making and maneuverable business operations, unify the Target Company’s management and employees in their efforts to improve the Target Company’s corporate value and bring out the best of NPF’s experiences in investing in corporations. Accordingly, the Tender Offeror decided to implement the Tender Offer.

The Board of Directors of the Target Company resolved, at a meeting held on January 22, 2007, to announce its approval of the Tender Offer. The Board of Directors of the Target Company obtained a valuation report of the Target Company’s stock and an opinion evaluating the fairness of the Tender Offer consideration, which were prepared by an independent third party appraiser, and an opinion from its legal counsel. The Board of Directors relied on an opinion from the external auditors and referred to such report and opinions described above in connection with approving the Tender Offer. Mr. Kondo did not participate in the resolutions of the Board of Directors described above because of potential conflicts of interest in respect of such matters.

(2)	Other Relevant Information for Investors’ Decision to Tender Shares in the Tender Offer

a.	The Tender Offeror plans to make the Target Company its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures. Therefore, the Tender Offeror has not limited the maximum number of shares which the Tender Offeror will purchase pursuant to the Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of the Target Company may be delisted through specified procedures pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange. In addition, if the Exchange of Shares making the Tender Offeror the parent company and the Target Company its wholly owned subsidiary is implemented after the Tender Offer, the shares of the Target Company will be delisted. After the delisting, the shares of the Target Company will not be able to be traded on the Tokyo Stock Exchange and the Osaka Securities Exchange.

b.	The Board of Directors of the Target Company has resolved, at a meeting held on January 22, 2007, that, regardless of the success or failure of the Tender Offer, the year-end dividend (20 yen per share for the fiscal year ending March 31, 2007) to be paid to shareholders or registered pledgees of shares listed or recorded on the list of shareholders as of March 31, 2007, shall not be distributed, and its shareholder special benefit plan (an assortment of ballpoint pens with a value of 2,000 yen provided to its shareholders who held 100 or more shares of the Target Company for the fiscal year ending March 31, 2007) shall be abolished. Mr. Kondo did not participate in the resolutions relating to such matters because of potential conflicts of interest.

c.	On December 22, 2006, the Target Company submitted the 105th Semi-Annual Securities Report to the Kanto Local Finance Bureau. Based on the Semi-Annual Securities Report, interim profit and losses of the Target Company are as follows:

1) Profit & Losses	(millions of yen	)

Interim Fiscal Year	March 2007 (105th Term)
Net sales	10,421
Cost of sales	7,268
Selling, general and administrative expenses	886
Non-operating income	179
Non-operating expenses	25
Interim net income	1,489

2) Per Share Information	(yen	)

Interim Fiscal Year	March 2007 (105th Term)
Interim net income per share	30.49
Dividend per share	20.00
Net assets per share	1,093.46

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591
Larry Heiman

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.